As filed with the Securities and Exchange Commission on February 15, 2023

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________________

SCHEDULE TO

_______________________

TENDER OFFER STATEMENT (Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934)

(Amendment No. 2)

_______________________

BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

(Name of Issuer)

BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

(Names of Filing Person(s) (Issuer))

Shares of Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

26189T 104
(CUSIP Number of Class of Securities)

James Bitetto
BNY Mellon Investment Adviser, Inc.
240 Greenwich Street
New York, New York 10286
(212) 922-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

_______________________

Copy to:
David Stephens, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036

_______________________

January 18, 2023
(Date Tender Offer First Published, Sent or Given to Security Holders)

_____________________________________________________________________________________________________________________
[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third party tender offer subject to Rule 14d-1
[X]	issuer tender offer subject to Rule 13e-4
[_]	going-private transaction subject to Rule 13e-3
[_]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

Introductory Statement

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on January 18, 2023 by BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc., a Maryland corporation (the "Fund"), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with an offer by the Fund (the "Offer") to repurchase 2.5% of its issued and outstanding shares of common stock as of December 31, 2022, par value $0.001 per share (the "Shares"), in exchange for cash at a price equal to the Fund's most recent quarter-end net asset value ("NAV") per Share—i.e., the NAV per Share determined as of December 31, 2022—upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 18, 2023 (the "Offer to Purchase"), and in the related Letter of Transmittal.

This is the Final Amendment to the Statement and is being filed to report the final results of the Offer.

The following information is furnished to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act:

1.	The Offer expired at 5:00 p.m. Eastern time, on February 14, 2023.
2.	223,385 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer, and 52,810 of those Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.
3.	The Shares were repurchased at a price of $82.80.

Filed herewith as Exhibit (a)(5)(ii) is a copy of the press release issued by the Fund dated February 15, 2023 announcing the final results of the Offer.

Items 1 through 9 and 11

Except as amended herein, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 9 and 11 of Schedule TO.

Item 10

Not Applicable.

Item 12

(a)(1)(i) Offer to Purchase, dated January 18, 2023.1

(a)(1)(ii) Form of Letter of Transmittal.1

(a)(2) None.

(a)(3) Not Applicable.

(a)(4) Not Applicable.

(a)(5)(i) Press release issued on January 11, 2023.2

(a)(5)(ii) Press release issued on February 15, 2023.*

(b)                               Filing Fee Exhibit.*

(c) Not Applicable.

(d)(1) Management Agreement.3

(d)(2) Interim Sub-Investment Advisory Agreement.1

(d)(3) Custody Agreement.4

(d)(4) First Amendment to Custody Agreement.4

(d)(5) Second Amendment to Custody Agreement.4

(d)(6) Letter Agreement adding the Fund to Custody Agreement.4

(d)(7) Service Agreement for Transfer Agent Services.4

(d)(8) First Amendment to Service Agreement for Transfer Agent Services.4

(d)(9) Letter Agreement adding the Fund to Service Agreement for Transfer Agent Services.4

(e)                               None.

(f)                               None.

(g)                               None.

(h)                               None.

______________________________________

*       Filed herewith.

[1]	Incorporated by reference to the Fund's Schedule TO-I, as filed with the Securities and Exchange Commission ("SEC") on January 18, 2023.
[2]	Incorporated by reference to the Fund's Schedule TO-C, as filed with the SEC on January 11 2023.
[3]	Incorporated by reference to the corresponding Exhibits to Pre-Effective Amendment No. 4 to the Fund's Registration Statement on Form N-2 (File No. 333-223418; 811-23330) (the "Registration Statement") filed with the SEC on August 27, 2019.
[4]	Incorporated by reference to the corresponding Exhibits to Pre-Effective Amendment No. 3 to the Registration Statement filed with the SEC on June 13, 2019.

Item 13

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

By:	/s/ James Bitetto Name: James Bitetto Title: Secretary Dated: February 15, 2023

Exhibit Index

(a)(5)(ii) Press Release issued on February 15, 2023.

(b) Filing Fee Exhibit.